Filed by Cargill, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: IMC Global Inc.

Subject Company’s Exchange Act File No.: 1-9759

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC’s directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

“Creating A Diversified Global Leader in Crop Nutrition” January 27, 2004

(“Cargill”) Information regarding IMC’s directors and executive officers is solicitation effect on pricing, spending, third-party relationships and revenues; the Stockholders will be able to obtain a free copy of the joint proxy of the joint proxy statement/prospectus and the filings with the SEC daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, lori_johnson@cargill.com. 2003. Other information regarding the participants in the proxy (1) This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition and IMC Global, Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) Lori Johnson, or by telephone at (952) 742-6194, email: The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. available in its proxy statement filed with the SEC on April 11, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Regulation MA Disclosure 739-1200, email: Attention:

• Officer • Financial Officer Chief Executive and Position Chief President Position President and Chief Vice and Vice Officer Chairman Inc. • Incorporated Vice Executive Global Chairman Executive Financial (2) • ? ? • Cargill, IMC • Name Lumpkins Name Pertz Corrigan Porter Presenters Robert Fritz Douglas Reid

Creating Value for All Stakeholders

- Creates leading, publicly traded global crop nutrient company better positioned to deliver customer and shareholder value
- IMC shareholders retain investment in a stronger public company as global agriculture fundamentals improve
  - Remain significant participants in the forecasted phosphate cycle recovery
  - Continue to reap benefits of IMC's leading, low-cost global potash business with improving supply/demand fundamentals
- Significant run-rate synergies of $145 million annually with excellent prospects for ongoing cost reductions
  - Optimization of mining, manufacturing, purchasing, transportation and logistics
  - Elimination of duplicative overhead costs
- Immediately accretive to IMC EPS with improving earnings and cash flow over medium-term through synergy realization and expanded growth opportunities
- Strong financial profile
  - LTM Sales ~ $4.1 billion
  - Total Assets ~ $5.4 billion

Note: LTM financials for IMC are for the period ended September 2003. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

Cargill Crop Nutrition

(3)

IMC Global

Creating Value for All Stakeholders (Cont'd.)

- Enhanced financial flexibility with improved credit profile and coverage ratios
  - Cargill is contributing businesses with nominal debt (~ $50 million)
  - LTM EBITDA ~ $440 million (pre-synergies)
  - Total Debt ~ $2.2 billion
- IMC's leading domestic phosphate and potash businesses will be combined with Cargill's largely international franchise to form stronger and broader global platform
  - Combined global phosphate capacity share of 14.4%(1), with processed phosphate capacity of more than 13 million tons
  - Potash global capacity share of 15.5% (2)
- Expanded production capabilities coupled with a worldwide Cargill distribution platform in three key geographies of North America, South America, and Asia, including key growth markets of Brazil and China
- More diversified product mix includes all three primary nutrients: phosphate and feed phosphates, potash and nitrogen
- Transaction creates company better able to compete globally after severe impact of market downturn

Note: LTM financials for IMC are for the period ended September 2003. IMC EBITDA defined as operating earnings from continuing operations plus depreciation, depletion and amortization. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization. Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million). For accounting purposes, Cargill accounts for Saskferco under the equity method. Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

(1) Measured as phosphoric acid capacity. Capacity share based on IFA and company data.

(2) Capacity share based on IFA and company data.

Cargill Crop Nutrition

(4)

IMC Global

Key Transaction Terms

Transaction	▪ Formation of new NYSE-listed, public company ("NewCo") ‣ Merger of IMC Global ("IMC") with NewCo sub ‣ Contribution of equity interests of Cargill Crop Nutrition by Cargill and related entities to NewCo
IMC Share Exchange	▪ IMC shareholders to receive: ‣ 1 NewCo Common share per IMC Common share; 1 NewCo Preferred share per IMC Preferred share
Ownership Split	▪ Cargill: 66.5% / IMC shareholders: 33.5%
Name and Headquarters	▪ To be determined
Management	▪ CEO & President: Fritz Corrigan
Board Composition	▪ 11 directors total – 6 independent ‣ 7 appointed by Cargill / 4 appointed by IMC during standstill period
Tax Treatment	▪ Tax-free to IMC shareholders
Expected Closing Date	▪ Summer 2004, subject to regulatory and IMC shareholder approval and other customary closing conditions
Other	▪ Lock-up – Cargill has agreed not to dispose of NewCo shares for three years ▪ Standstill – Cargill has agreed not to acquire publicly traded NewCo shares for four years ▪ Cargill receives approximately 5.5 mm NewCo Class B shares convertible into NewCo Common shares upon conversion of the NewCo Preferred shares ▪ IMC to buy out outstanding PLP public units with IMC stock by closing ▪ $30 million reciprocal break-up fee

Cargill Crop Nutrition
(5)
IMC Global

Cargill Brings Leading, Global Fertilizer Franchise to Combination

■ **Leading Phosphate Business**	■ Low-cost phosphate producer with a strong global focus ‣ 8.0 million tons of rock capacity ‣ 5.7 million tons of processed phosphate capacity ■ Exclusive export marketing rights in Australia (WMC) and Lithuania (Lifosa)
■ **International Production Presence in Attractive Markets**	■ 20% owner of Fosfertil in Brazil, the largest Brazilian domestic producer of nitrogen and phosphate fertilizers ■ 35% equity stake in 660,000 ton DAP/NPK granulation plant in Haikou, China
■ **Global Distribution Footprint**	■ Approximately three dozen distribution facilities in attractive markets ‣ U.S., Brazil, China, Southern Cone, India, Southeast Asia ■ Provides product tailoring, logistics and other value-added services to customers

Cargill Crop Nutrition
(6)
IMC Global

Cargill Brings Leading, Global Fertilizer Franchise to Combination (Cont'd.)

Strong North American Nitrogen Position	50% owner of one of North America's most efficient nitrogen operations — Saskferco Products, Inc., located in Saskatchewan, Canada and adjacent to IMC's Belle Plaine potash mine • 1.2 million ton nitrogen fertilizer plant • Cargill has exclusive marketing rights for all Saskferco products Nitrogen import assets and capabilities
Track Record of Profitability and Growth	Earnings positive for 11 of the last 12 years EBITDA and equity earnings grew at approximately 9% CAGR over the same time period
World-class Management and Employees	Focus on operational excellence and best practices in a global context ~ 3,200 employees in 17 countries
Environmental Stewardship and Corporate Citizenship	Excellent permitting and land reclamation track record Active in local communities

Cargill Crop Nutrition
(7)
IMC Global

Phosphate 49% 15% $172 million LTM EBITDA and Equity Earnings Mix 36% For accounting purposes, Cargill Total EBITDA and equity Nitrogen Distribution $11 million. LTM Sales percentage mix determined prior to (8) Phosphate Cargill EBITDA as shown here includes equity earnings (approximately LTM EBITDA and equity earnings mix reflects percentage contribution from 43% Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, $20 million) and 50% of Saskferco EBITDA (approximately $28 million). LTM Sales Mix $2.0 billion LTM financials for Cargill based on unaudited financial results for the period ended November 2003. depreciation and amortization. accounts for Saskferco under the equity method. intercompany eliminations. segments before allocation of corporate expense of approximately earnings for Cargill as shown here of $172 million include this expense. 57% Note: Cargill Crop Nutrition Business Mix Distribution

700 tst 850 tst 650 tst Capacity Status Idle Oper. Oper. Proposed # Plants 2 1 1 Mines Capacity — 2.8 mst 5.2 mst — Product Phosphoric Acid DAP or MAP Green Bay Chemical Complex DAP Rock Mine Bartow/Mulberry Complex Green Bay Complex South Ft. Meade Mine Ft. Meade Hookers Prairie South Ft. Meade Pioneer NY00119I_1 Hookers Prairie Mine Idled Ft. Meade Mine Proposed Pioneer Mine (9) Riverview Complex Mine Chemical Complex Capacity 1,050 tst 1,650 tst 650 tst Capacity 950 tst 1,050 tst 510 tst 500 tst 350 tst # Plants 2 1 1 Riverview Complex # Plants 2 1 2 1 2 Note: Capacity figures as of 2003. Bartow / Mulberry Complex Product Product Phosphoric Acid DAP DAP or MAP Phosphoric Acid DAP MAP MicroEssentials Feed Phosphate Quality Florida Phosphate Operations

Significant Presence in Attractive Brazilian Market

- Second largest producer and distributor of blended fertilizers for agricultural use in Brazil (distributes 2.7 million tons annually)
  - Distributor of blended and packaged fertilizer through six production plants
  - Operator of two fertilizer granulation plants producing single super and feed grade phosphates
  - Operator of deep water import terminal in Paranagua (Fospar)
- 20% stake in Fosfertil, which is largest Brazilian domestic producer of nitrogen and phosphate fertilizers
  - As minority owner of Fosfertil, Cargill Fertilizantes has monthly off-take agreement with respect to plant production of nitrogen and phosphate fertilizers

Cargill Crop Nutrition
(11)
IMC Global

Strong North American Nitrogen Position Through Saskferco

- Joint venture between Cargill (50% ownership), Crown Investments Corporation of Saskatchewan (49%) and Citibank Canada (1%)
- Owner and operator of 1.2 million ton nitrogen fertilizer plant located in Belle Plaine, Saskatchewan (commissioned in October 1992) as well as warehouse in Carman, Manitoba
- One of largest producers of granular urea and anhydrous ammonia in North America
  - Largest single line urea granulation unit in North America
  - Produces approximately 3,200 tons of granular urea per day and 2,100 tons of anhydrous ammonia per day
  - Produces feed grade urea (since November 2003) and UAN (nitrogen solutions) starting in February 2004
- Extremely energy efficient nitrogen facility
- Most of product moved in Western Canada and U.S. northern tier states

Cargill Crop Nutrition
(12)
IMC Global

Complementary Phosphate Locations Present Opportunity to Optimize Operations…



MS
AL
GA
LA
FL
Taft (*)
Faustina
Uncle Sam
Pasco
Polk
Hillsborough
IMC Hopewell
Cargill Bartow
Cargill Mulberry
Cargill Green Bay
IMC New Wales
Cargill Riverview
IMC Kingsford
Cargill Hookers Prairie
IMC South Pierce
IMC Ft. Green
Cargill Ft. Meade (*)
IMC Four Corners
Cargill S. Ft. Meade
Manatee
Hardee
Rock Mine / Beneficiation Plant
Processing Plant
Cargill =
IMC =

Note: Faustina includes processing plant and an anhydrous ammonia plant.
(*) Idled.

(13)

and best $145 million Pre-tax Run-Rate Synergies per Year Selling, General & Administrative Raw Materials Purchasing and Supply Chain Management Marketing and Best Practices Implementation (14) Phosphate Operations Optimization Phosphate Freight and Logistics Synergies amount to approximately 3.5% of LTM 2003 sales Synergies primarily in: ` ` ` ` ` Integration plan to emphasize mine/chemical complex optimization practices Phase-in over 3 years; 100% achieved by Year 3 of operations after transaction closing …Leading to Potential for Significant, Achievable Synergies ? ? ? ?

$4.9 Yara $4.1 NewCo $2.6 PCS 2003. $2.4 Agrium Yara sales converted into U.S. Dollars at the (15) $2.1 IMC LTM sales for the period ended September 2003 except for Cargill (unaudited) $2.0 Cargill Sourced from public documents for all companies except for Cargill which is from Cargill Note: company data. which is for the period ended November 2003. average LTM NOK/USD exchange rate for the period ended September Combination Creates Leading Industry Player… LTM Sales ($            Billions) $1.3 Terra

60% IMC $ 2.1 billion Potash 40% 51% LTM financials for Cargill based on unaudited financial NewCo $ 4.1 billion Distribution (16) 19% 30% LTM Sales percentage mix for Cargill determined prior to intercompany 43% Phosphate Cargill $2.0 billion LTM financials for IMC are for the period ended September 2003. results for the period ended November 2003. eliminations. 57% …With a Balanced Product Offering to Customers Note: LTM Sales

NewCo is a Financially Stronger Entity with Improved Earnings Power and Credit Profile…

(LTM Figures in $ Millions except where indicated)

	Cargill Crop Nutrition	IMC Global	NewCo
Sales ($ billions)	$2.0	$2.1	$4.1
EBITDA (w/o synergies)	172	268	440
EBITDA (w/ run-rate synergies)	—	—	585
Total Debt	50	2,130	2,180
Total Initial Debt / EBITDA - (w/o synergies)	—	—	5.0x
Total Initial Debt / EBITDA - (w/ run-rate synergies)	—	—	3.7x

Note: LTM financials for IMC are for the period ended September 2003. IMC EBITDA defined as operating earnings from continuing operations plus depreciation, depletion and amortization. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Cargill EBITDA defined as earnings from continuing operations before interest expense, income taxes, depreciation and amortization. Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million). For accounting purposes, Cargill accounts for Saskferco under the equity method. Balance sheet amounts do not include IMC cash and cash equivalents as of September 30, 2003 of $56 million, do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill. Assumed run-rate synergies of $145 million.

Cargill Crop Nutrition
(17)
IMC Global

since the mid-1980s but Grain stocks outside China dropped 42 mmt during the 2002/03 crop year and USDA projects that stocks will drop another 47 mmt during 2003/04 The drop of nearly 90 mmt during the last couple of years is the largest two-year drop China also is drawing down stocks — difficult to tell how much ? ? ? 32% 28% 24% 20% 16% 12% 8% 4% 0% Percent 02 00 98 96 (18) 94 92 90 Pct of Use 88 86 84 Stock 82 80 78 World Grain and Oilseeds Stocks Excluding China 76 Source: USDA. and oilseed demand and thus bolster crop nutrient prospects 74 72 More planted area and higher yields are required to meet projected grain MMT 70 450 400 350 300 250 200 150 100 50

0626 0527 0427 CBOT 2004X 0328 0226 0127 1228 MM/DD 2002 Loan Rate New Crop Soybean 1128 0529 1029 0429 0929 CBOT 2003X Source: KCBOT 0330 0830 0228 KCBOT 2004N Source: CBOT 0731 0129 $            bu 0701 1230 7.0 6.8 6.6 6.4 6.2 6.0 5.8 5.6 5.4 5.2 5.0 4.8 4.6 1130 MM/DD 2003 Loan Rate (19) New Crop Wheat 1031 0626 1001 0527 0901 KCBOT 2003N Source: CBOT 0427 CBOT 2004Z 0802 0328 0703 0226 $            bu 0603 4.2 4.0 3.8 3.6 3.4 3.2 3.0 2.8 2.6 0127 1228 MM/DD 2003 Loan Rate New Crop Corn 1128 1029 0929 CBOT 2003Z Source: CBOT, KCBOT. 0830 0731 $            bu 0701 Markets are Sending Strong Signals to Farmers to Plant More Acres and Intensify Cropping Practices 2.8 2.7 2.6 2.5 2.4 2.3 2.2 2.1 2.0 1.9

According to recent IFA estimates, world nutrient use increased more than 3% to That 1.5%-2.0% to more than 147 adjustments following the sharp run-up in agricultural 145 mmt in 2003. eclipses the previous record set in 1988 when the former Soviet Union “officially” consumed more than 27 mmt of nutrients World nutrient use is forecast to increase another mmt this year Nutrient demand stagnated after 1997 due to commodity prices in the mid- 1990s ? ? ? 04 02 00 98 96 94 (20) 92 O 2 K 90 88 5 O 2 86 P 84 82 N World Nutrient Consumption 80 78 76 Source: IFA and Cargill. 74 72 70 A Broad-Based Recovery in Nutrient Demand is Underway… MMT 160 140 120 100 80 60 40 20 -

Brazil fertilizer use increased more than 15% in 2003 to 22.1 mmt of all products Demand is Fertilizer use has more No let-up in demand is projected for the next 2-3 years. forecast to increase to nearly 24 mmt this year than doubled from the average level of the mid-1990s ? ? ? 04 (F) 03 (E) 02 01 (21) 00 99 98 97 96 Brazilian Fertilizer Shipments 95 94 stimulated the export oriented agricultural sector in Brazil 93 Source: ANDA and Cargill. 92 Strong world oilseed prices combined with a highly depreciated real have 91 …Led by Brazil Mil MT 24 22 20 18 16 14 12 10 8 6 4 2 0

The price of DAP fob Tampa vessel has increased to an 8-year high, pushed up in part by input cost pressures Improving phosphate fundamentals have boosted the DAP gross margin toward the high end of the range since the cyclical down-turn began in 1999 The

DAP gross margin, calculated from published spot prices, is the fob plant price of DAP less raw materials costs ? ? ? 270 255 240 225 210 195 180 165 150 135 120 105 90 $            MT 04 03 02 01 00 (22) 99 Tampa fob Price $            mt Source: Fertecon, Green Markets, TFI 98 97 96 DAP Prices and Gross Margin 95 94 DAP Gross Margin $            st 93 92 Source: Fertecon, Green Markets, TFI. 91 $            ST 90 Phosphate Prices Have Increased to 8-Year Highs, But Gross Margins Have Improved Less Rapidly 120 110 100 90 80 70 60 50 40 30 20 10 0

• potash Brazilian global flexibility agriculture forecasted growing global the leading enhanced in in company as IMC’s and particularly markets company participants from profitability leverage nutrient benefit annually public to growing phosphates, crop million reduced (23) significant with in faster-growing global stronger as continuing $145 with a of EPS platform traded in and profile attractive remaining IMC mix in publicly invested recovery synergies to financial global product reach improve, accretive broader markets cycle run-rate leading, shareholders fundamentals Immediately combined and Chinese diversified distribution Creates IMC phosphate business Significant Strong Stronger and More Global • Conclusion ? ? ? ? ? ? ?